UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

GUESS?, Inc.

(Name of the Issuer)

Guess?, Inc.

Authentic Brands Group LLC

Glow Holdco 1, Inc.

Paul Marciano

Paul Marciano Trust

Paul Marciano Foundation

G Financial Holdings, LLC

G Financial Holdings II, LLC

ENRG Capital LLC

PM 2021 Exempt Trust

G2 Trust

Exempt G2 Trust

Nicolai Marciano

Carlos Alberini

Alberini Family LLC

Carlos and Andrea Alberini Trust

Maurice Marciano Family Foundation

Maurice Marciano Trust

Next Step Capital LLC

Next Step Capital II LLC

Exempt Gift Trust under the Next Step Trust

Nonexempt Gift Trust under the Next Step Trust

Carolem Capital, LLC

MM 2020 Exempt Trust

MM CRUT LLC

MM CRUT II LLC

Maurice Marciano Charitable Remainder Unitrust

Maurice Marciano Charitable Remainder Unitrust II

Maurice & Paul Marciano Art Foundation

William Payne

Olivia Marciano

Maurice Marciano

Michael Karlin

Steven Lockshin

Mark Silah

David Tordjman

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

401617105

(CUSIP Number of Class of Securities)

Guess?, Inc. Strada Regina 44 Bioggio, Switzerland CH-6934 (213) 765-3100 Attn: Anne Deedwania, General Counsel

Paul Marciano

Paul Marciano Trust

Paul Marciano Foundation

G Financial Holdings, LLC

G Financial Holdings II, LLC

ENRG Capital LLC

PM 2021 Exempt Trust

G2 Trust

Exempt G2 Trust

Nicolai Marciano

Carlos Alberini

Alberini Family LLC

Carlos and Andrea Alberini Trust

Maurice Marciano Family Foundation

Maurice Marciano Trust

Next Step Capital LLC

Next Step Capital II LLC

Exempt Gift Trust under the Next Step Trust

Nonexempt Gift Trust under the Next Step Trust

Carolem Capital, LLC

MM 2020 Exempt Trust

MM CRUT LLC

MM CRUT II LLC

Maurice Marciano Charitable Remainder Unitrust

Maurice Marciano Charitable Remainder Unitrust II

Maurice & Paul Marciano Art Foundation

William Payne

Olivia Marciano

Maurice Marciano

Michael Karlin

Steven Lockshin

Mark Silah

David Tordjman

c/o Guess?, Inc.

1444 South Alameda Street

Los Angeles, California 90021

(213) 765-3100

Glow Holdco 1, Inc.

1411 Broadway

21st Floor

New York, New York 10018

(212) 760-2410

Authentic Brands Group LLC 1411 Broadway 21st Floor New York, New York 10018 (212) 760-2410
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

John Laco Adam Ackerman Shelly Heyduk O’Melveny & Myers LLP 400 South Hope Street Los Angeles, CA 90071 (213) 430-6544	Adam M. Turteltaub Amanda M. Burke Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8129	Michael Anastasio Ian Nussbaum Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1846	Andrew Levine Braden McCurrach Jones Day 250 Vesey Street New York, NY 10281 (212) 326-8319

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Guess?, Inc. (“Guess”), (2) Authentic Brands Group LLC (“Authentic”), (3) Glow Holdco 1, Inc. (“Parent”), (4) Paul Marciano, (5) Paul Marciano Trust, (6) Paul Marciano Foundation, (7) G Financial Holdings, LLC, (8) G Financial Holdings II, LLC, (9) ENRG Capital LLC, (10) PM 2021 Exempt Trust, (11) G2 Trust, (12) Exempt G2 Trust, (13) Nicolai Marciano, (14) Carlos Alberini, (15) Alberini Family LLC, (16) Carlos and Andrea Alberini Trust, (17) Maurice Marciano Family Foundation, (18) Maurice Marciano Trust, (19) Next Step Capital LLC, (20) Next Step Capital II LLC, (21) Exempt Gift Trust under the Next Step Trust, (22) Nonexempt Gift Trust under the Next Step Trust, (23) Carolem Capital LLC, (24) MM 2020 Exempt Trust, (25) MM CRUT LLC, (26) MM CRUT II LLC, (27) Maurice Marciano Charitable Remainder Unitrust, (28) Maurice Marciano Charitable Remainder Unitrust II, (29) Maurice & Paul Marciano Art Foundation, (30) William Payne, as the investment director for MM CRUT II LLC, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation, (31) Olivia Marciano, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust II and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation, (32) Maurice Marciano, (33) Michael Karlin, as the sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust, (34) Steven Lockshin, as the sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust, (35) Mark Silah, as the investment director of MM CRUT LLC, and (36) David Tordjman, as the adviser of the G2 Trust and Exempt G2 Trust and as the sole member of the investment committee of Palma Fiduciary, LLC of the MM 2020 Exempt Trust and PM 2021 Exempt Trust (each of (1) through (36) a “Filing Person,” and collectively, the “Filing Persons”).

This Final Amendment relates to the Agreement and Plan of Merger, dated as of August 20, 2025 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among Guess, Authentic, Parent, and Glow Merger Sub 1, Inc. (“Merger Sub”), pursuant to which Merger Sub, a wholly owned subsidiary of Parent, was merged with and into Guess with Guess surviving as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent (the “Merger”). Immediately prior to closing of the Merger, the Rolling Stockholders (as defined below), transferred their shares of Guess Common Stock (as defined below) to Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger may be deemed a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Guess is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning Guess contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Guess. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including Guess, is responsible for the accuracy of any information supplied by any other Filing Person.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On January 23, 2026, Guess filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the completion of the Transaction, the Company IPCos became 51% owned by Authentic and 49% owned by the Rolling Stockholders, and the Surviving Corporation became a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of certain of the Rolling Stockholders.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each share of common stock of Guess, par value $0.01 per share (the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined below) and Shares held by any person who duly and validly demanded appraisal of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and did not effectively withdraw or otherwise waive or lose such right to appraisal under Section 262 of the DGCL) was converted into the right to receive $16.75 per Share, in cash without interest (the “Per Share Merger Consideration”), except that, by virtue of the Merger and pursuant to the Merger Agreement, (x) each Share owned by Authentic, Parent, Merger Sub or any other controlled affiliate of Authentic or Parent, Guess or any wholly-owned subsidiary of Guess, and in each case not held on behalf of third parties, immediately prior to the Effective Time and (y) any Shares owned beneficially or of record by Paul Marciano, Carlos Alberini, certain trusts, foundations and/or affiliates of each of them and of Maurice Marciano and certain other Company stockholders party to the Voting and Support Agreement, dated as of August 20, 2025 (excluding certain stockholders as indicated in the Merger Agreement) (collectively, the “Rolling Stockholders”) (which were, immediately prior to the Effective Time, contributed and transferred, directly or indirectly, to IPCo Holdings pursuant to the terms of the Interim Investors Agreement (as defined in the Merger Agreement)) (clauses (x) and (y), collectively, the “Excluded Shares”), in each case, ceased to be outstanding, were cancelled without payment of any consideration therefor and ceased to exist. Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Surviving Corporation, par value $0.01 per share, which shares constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

In addition, at the Effective Time:

(a) any vesting conditions applicable to any outstanding option to purchase Shares granted under the Equity Incentive Plan (as defined in the Merger Agreement) (each, a “Company Option”) automatically accelerated and became vested and exercisable in full, to the extent not previously vested, and each Company Option was automatically cancelled and converted into the right by the holder of such Company Option to receive, without interest, an amount in cash equal to the product obtained by multiplying (i) the number of Shares subject to such Company Option immediately prior to the Effective Time by (ii) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share of such Company Option, less applicable taxes required to be withheld with respect to such payment;

(b) (i) the number of Shares deemed earned with respect to any outstanding award of restricted stock units granted under the Equity Incentive Plan, to the extent such award was subject to performance-based vesting requirements applicable to a performance period that was not completed as of the closing of the Transaction (each, a “Company PSU”), was automatically determined by the Compensation Committee of Guess’ Board of Directors as constituted prior to the Effective Time in accordance with the provisions of the applicable award agreement on the basis that the Merger constituted a “Change in Control” (as defined in the Equity Incentive Plan) and the Company PSU automatically accelerated and became vested in full as to such number of Shares, and (ii) such Company PSU was automatically cancelled and converted into the right by the holder of such Company PSU to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to the vested portion of such Company PSU immediately prior to the Effective Time (as determined under clause (i) above) by (B) the Per Share Merger Consideration, together with any accrued and unpaid cash dividends corresponding to such Company PSU and less applicable taxes required to be withheld with respect to such payment; provided that, immediately prior to the Effective Time, Company PSUs held by the Rolling Stockholders were converted into the number of Shares subject to the vested portion of such Company PSU immediately prior to the Effective Time (as determined under clause (i) above) and such Shares were deemed owned by the Rolling Stockholders for purposes of the Merger Agreement;

(c) (i) any vesting conditions applicable to any outstanding restricted stock unit granted under the Equity Incentive Plan that were subject only to time-based vesting requirements as of immediately prior to the Effective Time (including restricted stock units that were granted as performance-based restricted stock units and which would have been Company PSUs but for the fact that the applicable performance period was completed as of the closing of the Transaction) (each, a “Company RSU”) automatically accelerated and became vested in full, to the extent not vested previously, and (ii) each Company RSU was automatically cancelled and converted into the right by the holder of such Company RSU to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company RSU immediately prior to the Effective Time by (B) the Per Share Merger Consideration, together with any accrued and unpaid cash dividends corresponding to such Company RSU and less applicable taxes required to be withheld with respect to such payment; provided that, immediately prior to the Effective Time, Company RSUs held by the Rolling Stockholders were converted into the number of Shares subject to such Company RSUs as of immediately prior to the Effective Time and such Shares were deemed owned by the Rolling Stockholders for purposes of the Merger Agreement; and

(d) (i) any vesting conditions applicable to any outstanding restricted stock award granted under the Equity Incentive Plan that were subject only to time-based vesting requirements as of immediately prior to the Effective Time (each, a “Company RSA”) automatically accelerated and became vested in full, to the extent not vested previously, and (ii) each Company RSA was automatically cancelled and converted into the right by the holder of such Company RSA to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company RSA immediately prior to the Effective Time by (B) the Per Share Merger Consideration, together with any accrued and unpaid cash dividends corresponding to such Company RSA and less applicable taxes required to be withheld with respect to such payment; provided, that, Company RSAs held by the Rolling Stockholders as of immediately prior to the Effective Time were instead deemed Shares owned by the Rolling Stockholders for purposes of the Merger Agreement.

Effective as of the Effective Time, the Equity Incentive Plan terminated, except that the terms of the agreements underlying, and the applicable terms of the Equity Incentive Plan applicable to, the Company Options, Company PSUs, Company RSUs and Company RSAs, in each case, remain applicable solely to the extent necessary to effect the treatment of the equity awards pursuant to the terms and conditions of the Merger Agreement. The Company’s 2002 Employee Stock Purchase Plan, as amended and restated from time to time (the “ESPP”), also terminated effective as of the Effective Time, subject to the Surviving Corporation’s obligation to refund following the Effective Time, without interest, any funds credited as of the Closing Date under the ESPP within each applicable participant’s payroll withholding account.

On January 23, 2026, Guess notified the New York Stock Exchange (“NYSE”) that the Merger had been completed. As a result, NYSE suspended trading of Guess Common Stock prior to the opening of trading on January 23, 2026. Guess requested that NYSE file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Guess Common Stock and the deregistration of such shares under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, Guess intends to file with the SEC a certification on Form 15 requesting the termination of registration of Guess Common Stock under Section 12(g) of the Exchange Act and the suspension of Guess’ reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on January 23, 2026, Guess issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K, and is incorporated by reference herein as Exhibit (a)(14) hereto.

Item 16. Exhibits

(a)(1) Definitive Proxy Statement of Guess?, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on October 21, 2025 with the SEC and incorporated herein by reference).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Letter to Guess Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5) Press Release, dated August 20, 2025 (incorporated herein by reference to Exhibit 99.1 to Guess’ Current Report on Form 8-K filed on August 20, 2025).

(a)(6) Current Report on Form 8-K, dated August 20, 2025 (included in Schedule 14A filed on August 20, 2025 and incorporated herein by reference).

(a)(7) Email to Guess Employees, dated August 20, 2025 (included in Schedule 14A filed on August  20, 2025 and incorporated herein by reference).

(a)(8) Transcript of Video sent to Guess Employees, dated August 20, 2025 (included in Schedule 14A filed on August 20, 2025 and incorporated herein by reference).

(a)(9) Paul Marciano communication from Instagram account on August 21, 2025 (included in Schedule 14A filed on August 22, 2025 and incorporated herein by reference).

(a)(10) Nicolai Marciano communication from Instagram account on August 20, 2025 (included in Schedule 14A filed on August 22, 2025 and incorporated herein by reference).

(a)(11) Transaction FAQs (included in Schedule 14A filed on September  8, 2025 and incorporated herein by reference).

(a)(12) Supplemental Disclosure No. 1 (included in Schedule 14A filed on November  3, 2025 and incorporated by reference).

(a)(13) Supplemental Disclosure No. 2 (included in Schedule 14A filed on November  13, 2025 and incorporated by reference).

(a)(14) Press Release, dated January 23, 2026 (incorporated herein by reference to Exhibit 99.1 to Guess’ Current Report on Form 8-K filed on January 23, 2026).

(b) Not applicable.

(c)(1)* Discussion Materials, dated August 19, 2025, prepared by Solomon Partners Securities, LLC (“Solomon”) for the Special Committee.

(c)(2)* Executive Summary, dated August  19, 2025, prepared by Solomon for the Special Committee.

(c)(3) Opinion of Solomon, dated August  20, 2025 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(4)* Discussion Materials, dated August 12, 2025, prepared by Matthews South, LLC.

(d)(1) Agreement and Plan of Merger, by and among Guess?, Inc., Authentic Brands Group LLC, Glow Holdco 1, Inc. and Glow Merger Sub 1, Inc., dated August 20, 2025 (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting and Support Agreement, dated as of August 20, 2025, by and among Authentic Brands Group LLC, Guess?, Inc. and the stockholders party thereto (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Interim Investors Agreement, dated as of August 20, 2025, by and among Authentic Brands Group LLC and the stockholders party thereto (incorporated herein by reference to Annex E of the Proxy Statement).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g) Not applicable.

107* Filing Fee Table.

* Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on October 3, 2025.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2026

GUESS?, INC.

By:	/s/ Carlos Alberini
Name: Carlos Alberini
Title: Chief Executive Officer

AUTHENTIC BRANDS GROUP LLC

By:	/s/ Jay Dubiner
Name: Jay Dubiner
Title: Chief Legal Officer

GLOW HOLDCO 1, INC.

By:	/s/ Carlos Alberini
Name: Carlos Alberini
Title: Treasurer

PAUL MARCIANO

By:	/s/ Paul Marciano
Name: Paul Marciano

PAUL MARCIANO TRUST

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Trustee of the Paul Marciano Trust, dated February 20, 1986

PAUL MARCIANO FOUNDATION

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: President

G FINANCIAL HOLDINGS, LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

G FINANCIAL HOLDINGS II, LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

ENRG CAPITAL LLC

By:	/s/ William F. Payne
Name: William F. Payne
Title: Manager

PM 2021 EXEMPT TRUST

By:	/s/ Palma Fiduciary, LLC
Name: Palma Fiduciary, LLC
Title: Trustee of the PM 2021 Exempt Trust, dated July 12, 2021
By: Robert E. Armstrong
Title: Trust Officer

G2 TRUST

By:	/s/ David Tordjman
Name: David Tordjman
Title: Trustee of the G2 Trust, dated June 29, 2010

EXEMPT G2 TRUST

By:	/s/ David Tordjman
Name: David Tordjman
Title: Trustee of the Exempt G2 Trust, dated June 29, 2010

NICOLAI MARCIANO

By:	/s/ Nicolai Marciano
Name: Nicolai Marciano

CARLOS ALBERINI

By:	/s/ Carlos Alberini
Name: Carlos Alberini

ALBERINI FAMILY LLC

By:	/s/ Carlos Alberini
Name: Carlos Alberini
Title: Manager

CARLOS AND ANDREA ALBERINI TRUST

By:	/s/ Carlos Alberini
Name: Carlos Alberini
Title: Trustee of the Carlos and Andrea Alberini Trust

MAURICE MARCIANO FAMILY FOUNDATION

By:	/s/ William F. Payne
Name: William F. Payne
Title: President

MAURICE MARCIANO TRUST

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Trustee of the Maurice Marciano Trust, dated February 24, 1986

NEXT STEP CAPITAL LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

NEXT STEP CAPITAL II LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

EXEMPT GIFT TRUST UNDER THE NEXT STEP TRUST

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Trustee of the Exempt Gift Trust under the Next Step Trust, dated July 6, 2011

NONEXEMPT GIFT TRUST UNDER THE NEXT STEP TRUST

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Trustee of the Nonexempt Gift Trust under the Next Step Trust, dated July 6, 2011

CAROLEM CAPITAL, LLC

By:	/s/ William F. Payne
Name: William F. Payne
Title: Manager

MM 2020 EXEMPT TRUST

By:	/s/ Palma Fiduciary, LLC
Name: Palma Fiduciary, LLC
Title: Trustee of the MM 2020 Exempt Trust, dated February 19, 2020
By: Robert E. Armstrong
Title: Trust Officer

MM CRUT LLC

By:	/s/ Mark Silah
Name: Mark Silah
Title: Manager

MM CRUT II LLC

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Manager

MAURICE MARCIANO CHARITABLE REMAINDER UNITRUST

By:	/s/ Palma Fiduciary, LLC
Name: Palma Fiduciary, LLC
Title: Trustee of the Maurice Marciano Charitable Remainder Unitrust, dated October 13, 2014
By: Robert E. Armstrong
Title: Trust Officer

MAURICE MARCIANO CHARITABLE REMAINDER UNITRUST II

By:	/s/ Palma Fiduciary, LLC
Name: Palma Fiduciary, LLC
Title: Trustee of the Maurice Marciano Charitable Remainder Unitrust II, dated September 30, 2015
By: Robert E. Armstrong
Title: Trust Officer

MAURICE & PAUL MARCIANO ART FOUNDATION

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: President

WILLIAM PAYNE

By:	/s/ William Payne
Name: William Payne

Title:   Investment director for MM CRUT II LLC, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation

OLIVIA MARCIANO

By:	/s/ Olivia Marciano
Name: Olivia Marciano

Title:   Sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust II and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation

MAURICE MARCIANO

By:	/s/ Paul Marciano
Name: Paul Marciano
Title: Attorney-in-Fact for Maurice Marciano

MICHAEL KARLIN

By:	/s/ Michael Karlin
Name: Michael Karlin
Title: Sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust

STEVEN LOCKSHIN

By:	/s/ Steven Lockshin
Name: Steven Lockshin
Title: Sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust

MARK SILAH

By:	/s/ Mark Silah
Name: Mark Silah
Title: Investment director of MM CRUT LLC

DAVID TORDJMAN

By:	/s/ David Tordjman
Name: David Tordjman
Title: Adviser of the G2 Trust and Exempt G2 Trust and as the sole member of the investment committee of Palma Fiduciary, LLC of the MM 2020 Exempt Trust and PM 2021 Exempt Trust